Exhibit 99.11

NICE Actimize Partners with Refinitiv to Expand Distribution of its SURVEIL-X
Holistic Surveillance Suite Across Asia-Pacific

Partnership will extend the market for NICE Actimize’s cloud-native, holistic surveillance solution, enabling more accurate risk detection and driving down total cost of ownership

Hoboken, N.J., April 28, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business, and Refinitiv, part of LSEG and a leading global financial markets infrastructure and data provider, today announced a strategic partnership which will enable it to resell NICE Actimize’s industry-leading SURVEIL-X Holistic Surveillance Suite through both a cloud or on-premises environment to its growing customer base throughout the Asia-Pacific region.

With unparalleled expertise in Asia-Pacific and strong established relationships with Central Banks, Refinitiv will boost the presence of NICE Actimize’s SURVEIL-X Holistic Surveillance Suite to new market sectors. SURVEIL-X offers unparalleled risk coverage for buy and sell-side firms, insurance companies, crypto exchanges, regulators and more, by enabling accurate detection and rapid, thorough investigation of market abuse, inappropriate communications, unsuitable sales practices, conduct risk and otherwise undetectable compliance risks to insulate firms from fines and reputational damage.

The market in Asia-Pacific for financial market surveillance solutions is expected to grow at a healthy 11.5% through 2026, according to Data Bridge Market Research.

“Refinitiv is focused on supporting our Central Bank and financial services customers as they expand their digital journey and adopt innovation throughout their operations,” said Alfred Lee, Managing Director, Data & Analytics, Asia Pacific at LSEG. “We look forward to aligning our considerable expertise, deep relationships across Asia-Pacific with NICE Actimize’s trade surveillance suite. Our joint effort is particularly suited to help Asia-Pacific based financial institutions as they work to streamline their journey to automation and increased productivity.”

“With Refinitiv’s leading data and insights and unrivaled access to global capital markets, we believe that this partnership will rapidly expand the network for NICE Actimize’s financial markets compliance and cloud solutions,” said Chris Wooten, EVP, NICE. “We stand at a critical time to ensure transparency in the trading process, when many are working from home, with this partnership opening up great potential to provide enhanced customer support and services. We look forward to serving new customers and market segments across Asia-Pacific.”

NICE Actimize’s SURVEIL-X revolutionizes surveillance by providing complete surveillance coverage with both AI-powered and traditional expert rule-based analytics, and advanced visualization tools, all on a cloud-native platform that enables more accurate and efficient risk detection and drives down total cost of ownership.

For further information on NICE Actimize SURVEIL-X, please click here.

About Refinitiv
Refinitiv, an LSEG (London Stock Exchange Group) business, is one of the world’s largest providers of financial markets data and infrastructure. With more than 40,000 customers and 400,000 end users across 190 countries, Refinitiv is powering participants across the global financial marketplace. We provide information, insights, and technology that enable customers to execute critical investing, trading and risk decisions with confidence. By combining a unique open platform with best-in-class data and expertise, we connect people with choice and opportunity – driving performance, innovation and growth for our customers and partners. For more information visit: www.refinitiv.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers' and investors' assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.